EXHIBIT 99.1

Intellipharmaceutics Announces its Expected Delay in Filing Annual Audited Financial Statements and Annual Information Form

TORONTO, Ontario, February 26, 2024 - Intellipharmaceutics International Inc. (OTCQB:IPCIF and TSX:IPCI) (“Intellipharmaceutics” or the “Company”), a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs, announced today that its annual audited financial statements for the fiscal year ended November 30, 2023, related management’s discussion and analysis and accompanying Chief Executive Officer and Chief Financial Officer certificates and annual information form for the fiscal year ended November 30, 2023 (collectively, the “Required Filings”) due February 28, 2024 (the “Filing Deadline”) will not be filed by the Filing Deadline.

The Company will be delayed in filing the Required Filings by the Filing Deadline as required under applicable Canadian securities laws. However, the Company is working very hard to facilitate the performance of the audit of the Company’s financial statements in order to file the Required Filings as soon as they are available and within a reasonable period.

The Company expects that the Ontario Securities Commission (the “OSC”) will, following the Company’s failure to make the Required Filings by the Filing Deadline, issue a general "failure to file" cease trade order pursuant to Multilateral Instrument 11-103 – Failure to File Cease Trade Orders in Multiple Jurisdictions in respect of the securities of the Company (the “CTO”).

The Company confirms that there are no insolvency proceedings against it and no material information relating to its affairs that has not been generally disclosed. The Company will continue to operate in the normal course of business, fulfilling its commercial contracts and obligations and intends to immediately apply for a revocation of the CTO as soon as the Required Filings are duly filed.

About Intellipharmaceutics

Intellipharmaceutics International Inc. is a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. The Company’s patented Hypermatrix™ technology is a multidimensional controlled-release drug delivery platform that can be applied to a wide range of existing and new pharmaceuticals.

Intellipharmaceutics has developed several drug delivery systems based on this technology platform, with a pipeline of products (some of which have received FDA approval) in various stages of development. The Company has ANDA and NDA 505(b)(2) drug product candidates in its development pipeline. These include the Company’s abuse-deterrent oxycodone hydrochloride extended-release formulation (“Oxycodone ER”) based on its proprietary nPODDDS™ novel Point Of Divergence Drug Delivery System (for which an NDA has been filed with the FDA), and Regabatin™ XR (pregabalin extended-release capsules).

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Cautionary Statement Regarding Forward-Looking Information

Certain statements in this document constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or “forward-looking information” under the Securities Act (Ontario). These statements include, without limitation, statements expressed or implied regarding our expectations related to the filing of our Required Filings and the timing thereof; statements expressed or implied regarding the listing of the Shares on the TSXV and the voluntary delisting of the Shares from the TSX, each of which remain subject to approval by the TSXV and TSX, respectively, and any expectations, including with respect to results and timing of the processes related to any of the foregoing; our plans, goals and milestones, status of developments or expenditures relating to our business, plans to fund our current activities; and statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future sales, revenues and profitability, projected costs and market penetration and risks or uncertainties related to our ability comply with OTCQB Venture Market and TSXV requirements. In some cases, you can identify forward-looking statements by terminology such as “appear”, “unlikely”, “target”, “may”, “will”, “should”, “expects”, “plans”, “plans to”, “anticipates”, “believes”, “estimates”, “predicts”, “confident”, “prospects”, “potential”, “continue”, “intends”, “look forward”, “could”, “would”, “projected”, “set to”, “seeking” or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of our forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of known and unknown risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those stated in or implied by the forward-looking statements. Risks and uncertainties relating to us and our business can be found in the “Risk Factors” section of our latest annual information form, our latest Form 20-F, and our latest Form F-1 and Form F-3 registration statements (including any documents forming a part thereof or incorporated by reference therein), as amended, as well as in our reports, public disclosure documents and other filings with the securities commissions and other regulatory bodies in Canada and the U.S., which are available on www.sedar.com and www.sec.gov. The forward-looking statements reflect our current views with respect to future events and are based on what we believe are reasonable assumptions as of the date of this document and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Trademarks used herein are the property of their respective holders.

Unless the context otherwise requires, all references to “we,” “us,” “our,” Intellipharmaceutics,” and the “Company” refer to Intellipharmaceutics International Inc. and its subsidiaries.

CONTACT INFORMATION

Company Contact:

Intellipharmaceutics International Inc.

Isa Odidi

Chief Executive Officer

416-854-0909

iodidi@intellipharmaceutics.com

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